WAL★MART
MEXICO

FILE N°
82-4609

[redacted]

05005916

RECEIVED

2005 FEB 18 P 3:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 16

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>Re: Information pursuant to Ruling 12g3-2 (b) Exemption</u>

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for 4th quarter 2004.
- Reports Results for 2004.
- Reports January 2005 Sales.
- Report on shares repurchase for January 2005.

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 2/22

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR 2004

Mexico City, February 7, 2005

During 2004:
Sales, operating expenses as a percentage of total revenues, operating income, EBITDA, and net income were the best ever for the Company.

Today, Wal-Mart de Mexico (WALMEX) reported results for the year 2004. A 15.8% increase in sales over the previous year, 10.5% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 23% in real terms versus the level achieved in 2003. EBITDA for the year amounted to $12,149 million pesos and represented 8.6% of total revenues, a growth in real terms of 19% over last year's levels.

For the fourth quarter 2004, sales increased 15.9%, 10.1% in real terms once the period's inflation is accounted for. Operating income increased 10% in real terms versus 2003, as well as EBITDA, which amounted to $4,206 million pesos and represented 9.9% of total revenues.

The main figures are:

January – December Results

	2004		2003		Real Growth
	M$ Millions	*%*	*M$ Millions*	*%*	*%*
Net Sales	139,863		126,523		11
Other Income	597		287		108
Total Revenues	140,460	100.0	126,810	100.0	11
Cost of Sales	110,924	79.0	100,508	79.3	10
Gross Profit	29,536	21.0	26,302	20.7	12
Operating Expenses	20,003	14.2	18,541	14.6	8
Operating Income	9,533	6.8	7,761	6.1	23
EBITDA	12,149	8.6	10,187	8.0	19
Net Income	7,831	5.6	5,740	4.5	36
EPS (in pesos)	1.767		1.289		37

Fourth Quarter Results (October-December)

	2004		2003		Real Growth
	M$ Millions	*%*	*M$ Millions*	*%*	*%*
Net Sales	42,196		38,321		10
Other Income	153		124		23
Total Revenues	42,349	100.0	38,445	100.0	10
Cost of Sales	33,294	78.6	30,358	79.0	10
Gross Profit	9,055	21.4	8,087	21.0	12
Operating Expenses	5,518	13.0	4,863	12.6	13
Operating Income	3,537	8.4	3,224	8.4	10
EBITDA	4,206	9.9	3,840	10.0	10
Net Income	3,490	8.2	2,488	6.5	40
EPS for the quarter (in pesos)	0.795		0.559		42

FILE N°
82-4609

The Company's cash position as of December 31, 2004 was $11,846 million pesos, equivalent to $1,063 million dollars.

Shareholders Meeting 2005:

During today's session, The Board of Directors agreed to call for the Annual Shareholders Meeting in Mexico City on February 24, 2005. Main issues will be:

- Approval of the financial information for 2004.
- Approval to cancel 105,254,300 shares from the share repurchase program, that are now in treasury.
- Approval of the project of granting a dividend of $0.63 pesos per share, payable either in cash or in stock, as each shareholder chooses. The number of new Series V shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price at the Mexican Stock Exchange on March 15, and the dividend would be paid on April 1, 2005.
- Designation or ratification of the members of the board and examiners.

Summons to the Shareholders Meeting will be available on our web page.

Openings during the month of January:

We opened one restaurant in Chetumal, Quintana Roo. Additionally, during the month of February we have opened one Bodega Aurrera in Merida, Yucatan.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 696 units, broken down as follows:

61	Sam's Clubs
163	Bodegas Aurrera
89	Wal*Mart Supercenters
48	Superamas
50	Suburbias
285	Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at December 31, 2004

	December 31			
	2004		2003	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	11,846,246	Ps.	12,374,281
Accounts receivable - net		1,940,677		2,085,445
Inventories		11,971,065		11,293,240
Prepaid expenses		351,358		338,824
Total current assets		26,109,346		26,091,790
Property and equipment - net		45,761,492		42,968,649
Total assets	Ps.	71,870,838	Ps.	69,060,439
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	16,017,139	Ps.	15,664,541
Other accounts payable		3,777,387		3,899,543
Total current liabilities		19,794,526		19,564,084
Long-term other liabilities		136,553		50,641
Deferred income tax		4,967,400		5,356,852
Seniority premiums		24,841		26,126
Total liabilities		24,923,320		24,997,703
Shareholders' equity:				
Capital stock		14,472,108		13,132,132
Legal reserve		2,625,489		2,548,687
Retained earnings		38,852,821		34,105,658
Reserve for repurchase of shares		-		2,725,456
Accumulated result of restatement		(9,547,694)		(9,021,561)
Premium on sale of shares		2,100,990		2,155,963
Employee stock option plan fund		(1,556,196)		(1,583,599)
Total shareholders' equity		46,947,518		44,062,736
Total liabilities and shareholders' equity	Ps.	71,870,838	Ps.	69,060,439

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at December 31, 2004

	Year ended December 31	
	2004	2003
Net sales	Ps. 139,862,629	Ps. 126,522,979
Other income	597,317	286,815
Total revenues	140,459,946	126,809,794
Cost of sales	(110,924,311)	(100,507,594)
Gross profit	29,535,635	26,302,200
Operating expenses	(20,002,903)	(18,540,982)
Operating income	9,532,732	7,761,218
Comprehensive financing income:		
Financial income - net	767,672	670,466
Exchange gain	2,849	12,207
Monetary position gain	250,332	200,893
	1,020,853	883,566
Other expenses - net	(208,378)	(174,016)
Income before income tax and employee profit sharing	10,345,207	8,470,768
Income tax and employee profit sharing	(2,513,903)	(2,730,326)
Net income	Ps. 7,831,304	Ps. 5,740,442
Earnings per share (in pesos)	Ps. 1.767	Ps. 1.289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at December 31, 2004

	Year ended December 31	
	2004	2003
Operating activities		
Net income	Ps. 7,831,304	Ps. 5,740,442
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,616,721	2,426,209
Seniority premiums	26,687	24,428
Deferred income tax	(336,020)	(385,649)
	10,138,692	7,805,430
Changes in:		
Accounts receivable	144,768	225,303
Inventories	(1,219,666)	58,795
Prepaid expenses	(12,534)	(130,913)
Accounts payable to suppliers	352,598	480,218
Other accounts payable	(89,676)	1,042,882
Seniority premiums	(28,754)	(25,915)
Resources provided by operating activities	9,285,428	9,455,800
Financing activities		
Repurchase of shares	(3,910,313)	(865,728)
Payment of dividends	(475,732)	(1,763,946)
Resources used in financing activities	(4,386,045)	(2,629,674)
Investing activities		
Purchase of property and equipment	(6,062,611)	(5,444,783)
Sale and retirement of property and equipment	662,763	381,575
Employee stock option plan - net	(27,570)	(72,581)
Resources used in investing activities	(5,427,418)	(5,135,789)
(Decrease) increase in cash and cash equivalents	(528,035)	1,690,337
Cash and cash equivalents at beginning of year	12,374,281	10,683,944
Cash and cash equivalents at end of year	Ps. 11,846,246	Ps. 12,374,281

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JANUARY 2005 SALES

Mexico City, February 9, 2005

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of January 2005, sales were $12,857 million pesos. This figure represents a 18.3% increase over sales reported the same month last year, and a 13.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 11.3%, and 6.5% in real terms compared to the same month of 2004.

Real Growth

	January	
	2005	2004
Total sales growth (%)	13.1	11.8
Comparable sales growth (%)	6.5	4.8

Considering the four-week period from January 1 to 28, 2005 that compares with the four-week period ending January 30, 2004, sales growth was as follows:

Real Growth

	4 weeks	
	2005	2004
Total sales growth (%)	12.3	11.4
Comparable sales growth (%)	5.8	4.5

Openings during the month of January:

We opened one restaurant in Chetumal, Quintana Roo. Additionally, during the month of February we have opened one Bodega Aurrera in Merida, Yucatan.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 696 units, broken down as follows:

- 61 Sam's Clubs
- 163 Bodegas Aurrera
- 89 Wal*Mart Supercenters
- 48 Superamas
- 50 Suburbias
- 285 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 17, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	105,054,300	4,368,874,732
17/01/2005	01361	BUY	50,000	38.90	1,945,000	ACCIV	STOCK		105,104,300	4,368,824,732
17/01/2005	01362	BUY	150,000	39.00	5,850,000	ACCIV	STOCK		105,254,300	4,368,674,732
								As of current report	105,254,300	4,368,674,732

Shareholders' equity amount	0
Capital stock amount	7,795,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
212,478,966	204,683,966

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 14, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	104,954,300	4,368,974,732
14/01/2005	01359	BUY	50,000	38.55	1,927,500	ACCIV	STOCK		105,004,300	4,368,924,732
14/01/2005	01360	BUY	50,000	38.58	1,929,000	ACCIV	STOCK		105,054,300	4,368,874,732
								As of current report	105,054,300	4,368,874,732

Shareholders' equity amount	0
Capital stock amount	3,856,500

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
216,335,466	212,478,966

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 13, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	104,554,300	4,369,374,732
13/01/2005	01352	BUY	25,000	38.20	955,000	ACCIV	STOCK		104,579,300	4,369,349,732
13/01/2005	01353	BUY	25,000	38.25	956,250	ACCIV	STOCK		104,604,300	4,369,324,732
13/01/2005	01354	BUY	100,000	38.30	3,830,000	ACCIV	STOCK		104,704,300	4,369,224,732
13/01/2005	01355	BUY	50,000	38.35	1,917,500	ACCIV	STOCK		104,754,300	4,369,174,732
13/01/2005	01356	BUY	150,000	38.40	5,760,000	ACCIV	STOCK		104,904,300	4,369,024,732
13/01/2005	01357	BUY	40,000	38.49	1,539,600	ACCIV	STOCK		104,944,300	4,368,984,732
13/01/2005	01358	BUY	10,000	38.50	385,000	ACCIV	STOCK		104,954,300	4,368,974,732
								As of current report	104,954,300	4,368,974,732

Shareholders' equity amount	0
Capital stock amount	15,343,350

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
231,678,816	216,335,466

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 12, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	104,354,300	4,369,574,732
12/01/2005	01347	BUY	11,000	37.84	416,240	ACCIV	STOCK		104,365,300	4,369,563,732
12/01/2005	01348	BUY	50,000	37.85	1,892,500	ACCIV	STOCK		104,415,300	4,369,513,732
12/01/2005	01349	BUY	39,000	37.86	1,476,540	ACCIV	STOCK		104,454,300	4,369,474,732
12/01/2005	01350	BUY	37,900	37.89	1,436,031	ACCIV	STOCK		104,492,200	4,369,436,832
12/01/2005	01351	BUY	62,100	37.90	2,353,590	ACCIV	STOCK		104,554,300	4,369,374,732
								As of current report	104,554,300	4,369,374,732

Shareholders' equity amount	0
Capital stock amount	7,574,901

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
239,253,717	231,678,816

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 11, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	103,954,300	4,369,974,732
11/01/2005	01337	BUY	50,000	37.60	1,880,000	ACCIV	STOCK		104,004,300	4,369,924,732
11/01/2005	01338	BUY	25,000	37.63	940,750	ACCIV	STOCK		104,029,300	4,369,899,732
11/01/2005	01339	BUY	10,000	37.69	376,900	ACCIV	STOCK		104,039,300	4,369,889,732
11/01/2005	01340	BUY	65,000	37.70	2,450,500	ACCIV	STOCK		104,104,300	4,369,824,732
11/01/2005	01341	BUY	25,000	37.74	943,500	ACCIV	STOCK		104,129,300	4,369,799,732
11/01/2005	01342	BUY	20,000	37.75	755,000	ACCIV	STOCK		104,149,300	4,369,779,732
11/01/2005	01343	BUY	55,000	37.80	2,079,000	ACCIV	STOCK		104,204,300	4,369,724,732
11/01/2005	01344	BUY	50,000	37.85	1,892,500	ACCIV	STOCK		104,254,300	4,369,674,732
11/01/2005	01345	BUY	75,000	37.90	2,842,500	ACCIV	STOCK		104,329,300	4,369,599,732
11/01/2005	01346	BUY	25,000	38.00	950,000	ACCIV	STOCK		104,354,300	4,369,574,732
								As of current report	104,354,300	4,369,574,732

Shareholders' equity amount	0
Capital stock amount	15,110,650

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
254,364,367	239,253,717

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: ENE 10, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	103,754,300	4,370,174,732
10/01/2005	01330	BUY	18,500	38.00	703,000	ACCIV	STOCK		103,772,800	4,370,156,232
10/01/2005	01331	BUY	20,000	38.01	760,200	ACCIV	STOCK		103,792,800	4,370,136,232
10/01/2005	01332	BUY	26,000	38.04	989,040	ACCIV	STOCK		103,818,800	4,370,110,232
10/01/2005	01333	BUY	52,100	38.05	1,982,405	ACCIV	STOCK		103,870,900	4,370,058,132
10/01/2005	01334	BUY	6,500	38.06	247,390	ACCIV	STOCK		103,877,400	4,370,051,632
10/01/2005	01335	BUY	75,000	38.08	2,856,000	ACCIV	STOCK		103,952,400	4,369,976,632
10/01/2005	01336	BUY	1,900	38.09	72,371	ACCIV	STOCK		103,954,300	4,369,974,732
								As of current report	103,954,300	4,369,974,732

Shareholders' equity amount	0
Capital stock amount	7,610,406

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
261,974,773	254,364,367

Issuer's Comments

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **4** Year: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**71,870,838**	**100**	**69,060,439**	**100**
2	**CURRENT ASSETS**	**26,109,346**	**36**	**26,091,790**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	11,846,246	16	12,374,281	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	901,376	1	854,940	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,039,301	1	1,230,505	2
6	INVENTORIES	11,971,065	17	11,293,240	16
7	OTHER CURRENT ASSETS	351,358	0	338,824	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**45,761,492**	**64**	**42,968,649**	**62**
13	PROPERTY	44,775,250	62	41,948,248	61
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	17,647,825	25	16,194,349	23
16	ACCUMULATED DEPRECIATION	17,439,306	24	16,081,479	23
17	CONSTRUCTION IN PROGRESS	777,723	1	907,531	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**24,923,320**	**100**	**24,997,703**	**100**
21	**CURRENT LIABILITIES**	**19,794,526**	**79**	**19,564,084**	**78**
22	SUPPLIERS	16,017,139	64	15,664,541	63
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	587,990	2	1,230,399	5
26	OTHER CURRENT LIABILITIES	3,189,397	13	2,669,144	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,967,400**	**20**	**5,356,852**	**21**
32	**OTHER LIABILITIES**	**161,394**	**1**	**76,767**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**46,947,518**	**100**	**44,062,736**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**46,947,518**	**100**	**44,062,736**	**100**
36	**CONTRIBUTED CAPITAL**	**15,016,902**	**32**	**13,704,496**	**31**
37	PAID-IN CAPITAL STOCK (NOMINAL)	6,857,044	15	5,565,268	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,615,064	16	7,566,864	17
39	PREMIUM ON SALES OF SHARES	544,794	1	572,364	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**31,930,616**	**68**	**30,358,240**	**69**
42	RETAINED EARNINGS AND CAPITAL RESERVE	33,647,006	72	30,913,903	70
43	REPURCHASE FUND OF SHARES	0	0	2,725,456	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,547,694)	(20)	(9,021,561)	(20)
45	NET INCOME FOR THE YEAR	7,831,304	17	5,740,442	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,846,246**	**100**	**12,374,281**	**100**
46	CASH	77,639	1	73,936	1
47	SHORT-TERM INVESTMENTS	11,768,607	99	12,300,345	99
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**19,794,526**	**100**	**19,564,084**	**100**
52	FOREING CURRENCY LIABILITIES	1,369,233	7	1,832,405	9
53	MEXICAN PESOS LIABILITIES	18,425,293	93	17,731,679	91
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,189,397**	**100**	**2,669,144**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,189,397	100	2,669,144	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,967,400**	**100**	**5,356,852**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,967,400	100	5,356,852	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**161,394**	**100**	**76,767**	**100**
68	RESERVES	24,841	15	26,126	34
69	OTHER LIABILITIES	136,553	85	50,641	66
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,547,694)**	**100**	**(9,021,561)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITIO	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,547,694)	(100)	(9,021,561)	(100)

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,314,820	6,527,706
73	PENSIONS FUND AND SENIORITY PREMIUMS	190,927	174,053
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	109,057	99,881
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,370,174,732	4,432,904,845
78	REPURCHASED SHARES (*)	103,754,300	24,940,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

FILE N° 82-4609

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**140,459,946**	**100**	**126,809,794**	**100**
2	COST OF SALES	110,924,311	79	100,507,594	79
3	**GROSS INCOME**	**29,535,635**	**21**	**26,302,200**	**21**
4	OPERATING EXPENSES	20,002,903	14	18,540,982	15
5	**OPERATING INCOME**	**9,532,732**	**7**	**7,761,218**	**6**
6	TOTAL FINANCING COST	(1,020,853)	(1)	(883,566)	(1)
7	**INCOME AFTER FINANCING COST**	**10,553,585**	**8**	**8,644,784**	**7**
8	OTHER FINANCIAL OPERATIONS	208,378	0	174,016	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**10,345,207**	**7**	**8,470,768**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,513,903	2	2,730,326	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**7,831,304**	**6**	**5,740,442**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**7,831,304**	**6**	**5,740,442**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,831,304**	**6**	**5,740,442**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**7,831,304**	**6**	**5,740,442**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**7,831,304**	**6**	**5,740,442**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: 2004
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**140,459,946**	**100**	**126,809,794**	**100**
21	DOMESTIC	140,459,946	100	126,809,794	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(1,020,853)**	**100**	**(883,566)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	767,672	75	670,466	76
27	EXCHANGE PROFITS	2,849	0	12,207	1
28	GAIN DUE TO MONETARY POSITION	(250,332)	(25)	(200,893)	(23)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**208,378**	**100**	**174,016**	**100**
29	OTHER NET EXPENSES (INCOME) NET	208,378	100	174,016	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,513,903**	**100**	**2,730,326**	**100**
32	INCOME TAX	2,722,246	108	3,005,316	110
33	DEFERRED INCOME TAX	(242,733)	(10)	(315,452)	(12)
34	WORKERS' PROFIT SHARING	34,390	1	40,462	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	140,459,946	126,809,794
39	OPERATION INCOME (**)	9,532,732	7,761,218
40	NET INCOME OF MAYORITY INTEREST(**)	7,831,304	5,740,442
41	NET CONSOLIDATED INCOME(**)	7,831,304	5,740,442

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**42,348,847**	**100**	**38,445,457**	**100**
2	COST OF SALES	33,293,377	79	30,358,294	79
3	**GROSS INCOME**	**9,055,470**	**21**	**8,087,163**	**21**
4	OPERATING EXPENSES	5,518,182	13	4,863,282	13
5	**OPERATING INCOME**	**3,537,288**	**8**	**3,223,881**	**8**
6	TOTAL FINANCING COST	(345,649)	(1)	(290,868)	(1)
7	**INCOME AFTER FINANCING COST**	**3,882,937**	**9**	**3,514,749**	**9**
8	OTHER FINANCIAL OPERATIONS	17,106	0	(27,524)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,865,831**	**9**	**3,542,273**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	375,708	1	1,054,638	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,490,123**	**8**	**2,487,635**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,490,123**	**8**	**2,487,635**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,490,123**	**8**	**2,487,635**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,490,123**	**8**	**2,487,635**	**6**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**3,490,123**	**8**	**2,487,635**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**42,348,847**	**100**	**38,445,457**	**100**
21	DOMESTIC	42,348,847	100	38,445,457	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(345,649)**	**100**	**(290,868)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	8,065	2	0	0
26	INTEREST EARNED	224,745	65	180,872	62
27	EXCHANGE PROFITS	0	0	2,166	1
28	GAIN DUE TO MONETARY POSITION	(128,969)	(37)	(107,830)	(37)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**17,106**	**100**	**(27,524)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	17,106	100	(27,524)	(100)
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**375,708**	**100**	**1,054,638**	**100**
32	INCOME TAX	999,752	266	1,274,433	121
33	DEFERRED INCOME TAX	(640,992)	(171)	(221,987)	(21)
34	WORKERS' PROFIT SHARING	16,948	5	2,192	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**7,831,304**	**5,740,442**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,307,388	2,064,988
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**10,138,692**	**7,805,430**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(853,264)	1,650,370
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**9,285,428**	**9,455,800**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(4,386,045)	(2,629,674)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(4,386,045)**	**(2,629,674)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(5,427,418)**	**(5,135,789)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(528,035)	1,690,337
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,374,281	10,683,944
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,846,246	12,374,281

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE Nº 82-4609

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,307,388**	**2,064,988**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,616,721	2,426,209
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	26,687	24,428
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(336,020)	(385,649)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(853,264)**	**1,650,370**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	144,768	225,303
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,219,666)	58,795
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(12,534)	(130,913)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	352,598	480,218
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(118,430)	1,016,967
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,386,045)**	**(2,629,674)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,910,313)	(865,728)
31	(-) DIVIDENDS PAID	(475,732)	(1,763,946)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,427,418)**	**(5,135,789)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(6,062,611)	(5,444,783)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	662,763	381,575
39	+ (-) OTHER ITEMS	(27,570)	(72,581)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR:**2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

RATIOS
CONSOLIDATED INFORMATION

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.58	%	4.53	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	16.68	%	13.03	%
3	NET INCOME TO TOTAL ASSETS (**)	10.90	%	8.31	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29	%	32.63	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.20	%	3.50	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.95	times	1.84	times
7	NET SALES TO FIXED ASSETS (**)	3.07	times	2.95	times
8	INVENTORIES ROTATION (**)	9.27	times	8.90	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	34.68	%	36.20	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.53	times	0.57	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.49	%	7.33	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.64	times	5.07	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.32	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.71	times	0.76	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.05	times	1.04	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	59.85	%	63.25	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.22	%	6.16	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.61)	%	1.30	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	111.70	%	106.02	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED INFORMATION

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.77		$	1.29	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.77		$	1.29	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	10.74		$	9.94	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.44	pesos	$	0.37	pesos
10	DIVIDEND IN SHARE PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.57	times		3.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		21.67	times		26.15	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTA 1 - OTHER LIABILITIES

WITH THE PURPOSE OF MAKING QUARTERLY INFORMATION FROM THE PREVIOUS YEAR'S CONSOLIDATED FINANCIAL STATEMENT COMPARABLE, A RECLASSIFICATION OF REFERENCE S26 "OTHER CURRENT LIABILITIES" TO REFERENCE S32 "OTHER LIABILITIES" IN THE AMOUNT OF PS. 50,641 FOR LEASING OF EQUIPMENT OVER ONE YEAR.

NOTE 2 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 3 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 4 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	17.58%	13.75%
3	NET INCOME TO TOTAL ASSETS	(**)	11.48%	9.03%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.06 TIMES	1.99 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.17 TIMES	3.05 TIMES
8	INVENTORIES ROTATION	(**)	9.67 TIMES	9.37 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	5.93 TIMES	5.81 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 7 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MANAGEMENT COMMENTS AND ANALYSIS OF
OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

FILE N°
82-4609

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

WALMEX TOTAL SALES FOR THE PERIOD JANUARY - DECEMBER 2004 AMOUNTED TO $139,863 MILLION PESOS, $13,340 MILLION PESOS HIGHER THAN DURING THE PREVIOUS YEAR, A NOMINAL GROWTH OF 15.8% AND 10.5% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW 8.7% IN NOMINAL TERMS AND 3.8% IN REAL TERMS COMPARED TO THE SAME PERIOD LAST YEAR.

SALES GROWTH WAS LARGELY DRIVEN BY THE INCREASE IN CUSTOMER COUNT. WE SERVED 663 MILLION CUSTOMERS DURING 2004.

GROSS MARGIN FOR 2004 REPRESENTED 21.0% OF TOTAL REVENUES, 30 BASIS POINTS HIGHER THAN IN 2003. IN REAL MONETARY TERMS, GROSS PROFIT WAS 12% HIGHER THAT IN THE PREVIOUS YEAR.

OPERATING EXPENSES REPRESENTED 14.2% OF TOTAL REVENUES, A 40 BASE-POINT DROP COMPARED TO THE PREVIOUS YEAR. OPERATING INCOME GREW 23% AND REACHED 6.8% OF TOTAL REVENUES.

EBITDA GREW 19% IN REAL TERMS WHEN COMPARED TO THE PREVIOUS YEAR, REPRESENTING 8.6% OF TOTAL REVENUES.

NET INCOME FOR THE YEAR AMOUNTED TO $7,831 MILLION PESOS, REPRESENTING 5.6% OF TOTAL REVENUES, A 36% INCREASE IN REAL TERMS OVER THE SAME PERIOD IN 2003.

WE OPENED 58 OPERATING UNITS DURING THE YEAR; 41 SELF-SERVICE STORES AND 17 RESTAURANTS. THESE OPENINGS ARE NOW PART OF THE 694 STORES AND RESTAURANTS WE OPERATE, THUS REPRESENTING AN 11.1% INCREASE IN INSTALLED CAPACITY FOR SELF-SERVICE AND 5.9% IN RESTAURANT SEATING.

AS OF DECEMBER 31, 2004, THE COMPANY'S CASH POSITION AMOUNTED TO $11,846 MILLION PESOS, AFTER PAYING A CASH DIVIDEND OF $476 MILLION PESOS, INVESTING $6,063 MILLION PESOS IN FIXED ASSETS AND $3,910 MILLION PESOS TO REPURCHASE 106 MILLION SHARES.

MEXICO CITY, FEBRUARY 7, 2005

EDUARDO CASTRO-WRIGHT
PRESIDENT AND CEO

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2004, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS DERIVATIVES.

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NATIONAL CONSUMER PRICE INDEX (NCPI).

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SALES REVENUES ARE RECOGNIZED AT THE TIME THE MERCHANDISE IS DELIVERED TO THE CUSTOMER.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. ON JANUARY 1, 2004, IMCP ISSUED BULLETIN C-15, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. BULLETIN C-15 ESTABLISHES THE CRITERIA FOR IDENTIFYING, RECORDING AND DISCLOSING IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSESTS.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE:

THE BALANCE OF THIS ACCOUNT AT DECEMBER 31, 2004 AND 2003, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 337,993 AND PS. 324,857, RESPECTIVELY.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

FIXED ASSETS DEPRECIABLE:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 27,996,821
FIXTURES AND EQUIPMENT	17,647,825
SUBTOTAL	45,644,646
ACCUMULATED DEPRECIATION	(17,439,306)
TOTAL FIXED ASSETS DEPRECIABLE-NET	28,205,340
FIXED ASSETS NO DEPRECIABLE:	
LAND	16,778,429
CONSTRUCTION IN PROGRESS	777,723
TOTAL FIXED ASSETS NOT DEPRECIABLE	17,556,152
TOTAL FIXED ASSETS-NET	PS. 45,761,492

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF DECEMBER 31, 2004, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

AN ANALYSIS OF ASSETS, LIABILITIES AND COSTS RELATED TO SENIORITY PREMIUMS, AS WELL AS ASSUMPTIONS CONSIDERED IN THE COMPUTATIONS IS AS FOLLOWS:

	DECEMBER 31	
	2004	2003
VESTED BENEFIT OBLIGATION	PS. 102,360	PS. 85,730
CURRENT BENEFIT OBLIGATION	PS. 196,705	PS. 174,772
PROJECTED BENEFIT OBLIGATION	PS. 199,032	PS. 177,252
PLAN ASSETS	(190,927)	(174,053)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	16,736	22,927
NET PROJECTED LIABILITY	PS. 24,841	PS. 26,126
LABOR COST	PS. 28,393	PS. 26,067
FINANCING COST	9,189	8,298
RETURN ON PLAN ASSETS	(10,657)	(9,597)
AMORTIZATION	(238)	(340)
NET PERIOD COST	PS. 26,687	PS. 24,428
BENEFITS PAID	11,510	11,642
FUND CONTRIBUTIONS	28,754	25,915
AMORTIZATION PERIOD OF VARIANCES ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS (YEARS)	23.0	23.4

THE RATES CONSIDERED IN THE ACTUARIAL COMPUTATIONS FOR 2004 AND 2003 WERE AS FOLLOWS:

DISCOUNT RATE FOR LABOR OBLIGATIONS	5.5%
SALARY INCREASE	1.0%
RETURN ON PLAN ASSETS	6.5%

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,411,087)	PS.(145,109)	PS.(1,556,196)
PREMIUM ON SALE OF SHARES	752,680	1,348,310	2,100,990
PREMIUM ON SALE OF SHARES	PS.(658,407)	PS. 1,203,201	PS. 544,794
LEGAL RESERVE	PS. 1,250,986	PS. 1,374,503	PS. 2,625,489
RETAINED EARNINGS FROM PREVIOUS YEARS	22,157,244	13,897,531	36,054,775
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(1,205,809)	(5,033,258)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.19,580,781	PS.14,066,225	PS.33,647,006
NET INCOME FOR THE YEAR	PS. 7,682,908	PS. 148,396	PS. 7,831,304

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING 2004, 106,433,200 SHARES WALMEX WERE PURCHASED, OF WHICH 2,678,900 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' ASSEMBLY MEETING HELD ON FEBRUARY 25, 2004. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 166,159 IN CAPITAL STOCK AT HISTORICAL THEORETICAL VALUE AND PS. 170,004 IN RESTATED THEORETICAL VALUE. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES, WHICH WAS COMPLETELY EXHAUSTED. AS OF OCTOBER 2004, SUCH DIFFERENCE WAS APPLIED FROM RETAINED EARNINGS.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2004 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS. 4,000,000 (NOMINAL PESOS).

2. CANCELLATION OF 27,619,700 SERIES "C" SHARES DERIVED FROM THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE RIGHTS OF THE HOLDERS OF SERIES "C" SHARES SO AS TO BE ENTITLED TO VOTE ON CORPORATE MATTERS AND TO CONVERT SUCH SHARES INTO SERIES "V" SHARES.

4. INCREASE IN THE LEGAL RESERVE OF PS. 73,903 (NOMINAL PESOS) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS. 76,802.

5. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.44 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE AVERAGE CLOSING MARKET PRICE OF THE SHARE ON MARCH 22, 2004 AND THE PS. 0.44 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON MARCH 31,2004.

6. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS. 1,949,299 (NOMINAL PESOS). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 98,449,465 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELLED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

7. THE MOVEMENT BETWEEN FIXED CAPITAL STOCK AND VARIABLE CAPITAL WAS FORMALIZED IN A SHAREHOLDERS' MEETING. THE COMPANY'S FIXED CAPITAL IS PS. 878,310 (NOMINAL PESOS) AND VARIABLE CAPITAL IS UNLIMITED.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004, EXPIRED ON MARCH 29, 2004. THE COMPANY DELIVERED 43,703,087 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 1,457,935 (NOMINAL PESOS), AND CANCELLED 54,746,378 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 491,364 (NOMINAL PESOS).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 820,853 (NOMINAL PESOS).

NOTE 10 - MEMBERSHIP INCOME:

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

IF SAID INCOME HAD NOT BEEN DEFERRED IN 2004 AND 2003, THE INCOME FOR THE BOTH YEARS THAT ENDING ON DECEMBER 31, WOULD HAVE BEEN AS FOLLOWS:

	2004	2003
	PS.	PS.
NET SALES	139,862,629	126,522,979
OTHER INCOME	628,808	582,173
TOTAL REVENUES	140,491,437	127,105,152

NOTE 11 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WHITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT DECEMBER 31, 2004 AND 2003 IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2004	2003	2004	2003
SELF SERVICES	PS.129,076,760	PS.115,993,801	PS. 7,764,260	PS. 6,194,370
OTHER	11,383,186	10,815,993	1,768,472	1,566,848
CONSOLIDATED	PS.140,459,946	PS.126,809,794	PS. 9,532,732	PS. 7,761,218

SEGMENT	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		DEPRECIATION	
	2004	2003	2004	2003
SELF SERVICES	PS. 5,618,770	PS. 5,067,014	PS. 2,180,505	PS. 1,988,491
OTHER	443,841	377,769	436,216	437,718
CONSOLIDATED	PS. 6,062,611	PS. 5,444,783	PS. 2,616,721	PS. 2,426,209

SEGMENT	TOTAL ASSETS		CURRENT LIABILITIES	
	2004	2003	2004	2003
SELF SERVICES	PS. 56,493,967	PS. 52,377,294	PS. 17,016,319	PS. 16,735,853
OTHER	7,960,995	8,234,243	1,402,028	1,426,210
UNASSIGNABLE ITEMS	7,415,876	8,448,902	1,376,179	1,402,021
CONSOLIDATED	PS. 71,870,838	PS. 69,060,439	PS. 19,794,526	PS. 19,564,084

UNASSIGNABLE ITEMS REFER PRIMARILY TO RESERVE LAND, CASH AND CASH EQUIVALENTS OF THE PARENT AND REAL-ESTATE COMPANIES, AS WELL AS INCOME TAX PAYABLE.

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

IN CONFORMITY WITH MEXICAN ACCOUNTING BULLETIN C-15, THE COMPANY COMPUTED THE CARRYING AMOUNT OF ITS LONG-LIVED ASSETS AT THEIR PRESENT VALUE, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT. THE INITIAL EFFECT AND THE EFFECT FOR THE YEAR ENDED DECEMBER 31, 2004 OF THE DETERMINED IMPAIRMENT WAS NOT DEEMED TO BE MATERIAL.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	10,609,897
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	979,230
3 VIPS	RESTAURANTS	329,022	99.99	329,022	1,199,659
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,298,267
5 REAL ESTATE	R.E. DEVELOPMENT	15,133,237	99.99	15,133,237	38,718,231
TOTAL INVESTMENT IN SUBSIDIARIES				**17,157,760**	**52,805,284**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**52,805,284**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2004**

FILE N° 82-4609

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) — Time Interval						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			13,976,069	0	0	0	0	0	0	0	1,085,132	0	0	0	0	0
DEPARTAMENT STORE			725,765	0	0	0	0	0	0	0	33,121	0	0	0	0	0
RESTAURANTS			186,888	0	0	0	0	0	0	0	10,164	0	0	0	0	0
TOTAL SUPPLIERS			**14,888,722**	0	0	0	0	0	0	0	**1,128,417**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,948,581	0	0	0	0	0	0	0	240,816	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**2,948,581**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**240,816**	**0**		**0**	**0**	**0**
TOTAL			**17,837,303**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,369,233**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**206,707**	**2,304,161**	**0**	**0**	**2,304,161**
LIABILITIES POSITION	**122,833**	**1,369,233**	**0**	**0**	**1,369,233**
SHORT TERM LIABILITIES POSITION	122,833	1,369,233	0	0	1,369,233
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**83,874**	**934,928**	0	0	**934,928**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.1470 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

FILE N° 82-4609

ANNEX 7

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,943,004	19,912,048	3,969,044	0.62	24,608
FEBRUARY	16,181,970	18,551,564	2,369,594	0.60	14,218
MARCH	16,259,101	19,901,398	3,642,297	0.34	12,384
APRIL	13,835,947	16,871,020	3,035,073	0.15	4,553
MAY	14,561,546	18,203,333	3,641,787	(0.25)	(9,104)
JUNE	13,599,733	16,810,631	3,210,898	0.16	5,137
JULY	13,647,015	17,002,641	3,355,626	0.26	8,725
AUGUST	14,180,448	18,132,444	3,951,996	0.62	24,502
DICTEMBER	14,455,916	18,405,443	3,949,527	0.83	32,781
OCTUBER	14,169,762	19,085,210	4,915,448	0.69	33,917
NOVEMBER	14,488,439	22,721,642	8,233,203	0.85	69,982
DECEMBER	12,603,101	24,294,131	11,691,030	0.21	24,551
ACTUALIZATION:	0	0	0	0.00	4,078
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**250,332**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

FILE N°
82-4609

ANNEX 8

CONSOLIDATED
Final printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	473,519	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	761,751	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	797,106	100
SUPERMARKETS	GROCERIES SALES AND FRESH	77,473	100
APPAREL STORES	APPAREL AND ACCESORY SALE	251,025	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	62,916	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				139,862,629			
OTHER INCOME				597,317			
TOTAL				140,459,946			

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

FILE N°
82-4609

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		42	523,151,427	3,847,023,305		4,370,174,732	820,853	6,036,191
TOTAL			**523,151,427**	**3,847,023,305**	**0**	**4,370,174,732**	**820,853**	**6,036,191**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,370,174,732
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	103,754,300	36.02767	38.29000

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

**FILE N°
82-4609**

ANNEX 13

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

WE ARE WRAPPING UP THE INFORMATION RELATED WITH THIS ANNEX.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

FILE N° 82-4609

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.1470 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 206,707	PS. 2,304,161
SUPPLIERS	US$ 101,230	PS. 1,128,417
OTHER CURRENT LIABILITIES	US$ 21,603	PS. 240,816

DURING 2004, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 2,849 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF THIRD QUARTER 2004 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT **EXECUTIVE PRESIDENT AND CEO**	**RAFAEL MATUTE LABRADOR** **EXECUTIVE VICEPRESIDENT AND CFO**

MEXICO, D.F., AT FEBRUARY 7 OF 2005

PROVIMI

ON TOP OF THE FEED CHAIN

Merger of Provimi's subsidiaries in Poland

Paris/Rotterdam, 30 November 2004

The Provimi Group (listed on the Euronext *Premier marché* in Paris), one of the world leaders in the animal nutrition business, announces the intended merger of its Polish subsidiaries Provimi Polska Holding and Rolimpex SA.

The proposed merger is another step in the development of Provimi's Polish activities and confirms its long-term commitment to the Polish market. The merger will strengthen Provimi's position as the largest and leading animal nutrition group in Poland with a turnover of close to EUR 500 million. The proposed merger is expected to generate PLN 19 million (EUR 4.4 million) of synergy savings by 2007 and will help Provimi to further increase its efficiency and competitiveness in Poland.

Provimi today holds 100% of Provimi Polska Holding and 61.28% of Rolimpex SA, a listed company on the Warsaw stock exchange. After the merger, Provimi is expected to hold 77.7% of the shares in Provimi-Rolimpex SA, which will remain listed.

The proposed merger is expected to be completed during the first quarter of 2005 and is subject to approval by the Polish authorities and the respective local shareholders' meetings.

For information purpose, the English version of the Rolimpex information document can be downloaded from the Group's website: **http://www.provimi.com**

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 1 34 82 79 04 or + 31 10 423 95 85
Press relations:
Miriam ter Braak: + 31 10 4 23 96 33, or mobile + 31 6 511 23 766